UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 17, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 17, 2009, entitled "Execution of debt capital market transactions”.

Execution of debt capital market transactions

Yesterday, Thursday 16 April 2009, StatoilHydro ASA, guaranteed by StatoilHydro Petroleum AS, executed the following debt capital market transactions:

Issue of US$ 500,000,000 3.875 % Notes due April 2014
Issue of US$ 1,500,000,000 5.25 % Notes due April 2019

The net proceeds from the issue of the Notes will be applied for StatoilHydro ASA's general corporate purposes.

The two Notes issues have been fully subscribed. Settlement date is 23 April 2009.

The Notes are issued under StatoilHydro's Form F-3 Registration Statement filed with the Securities and Exchange Commission, as amended and supplemented.

StatoilHydro ASA has Aa2 and AA- credit ratings from Moody's and Standard & Poor's, respectively.

Further information from:

Investor relations:

Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Finance:

Tron Vormeland, vice president, Financing, +47 90 54 01 35 (mobile), +47 51 99 42 97 (office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: April 17, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer